10.0	CODE OF ETHICS

I.	INTRODUCTION

A. Fiduciary Duty. This Code of Ethics is based on the principle that all Advisory Representatives and certain other persons of AlphaClone have a fiduciary duty to place the interest of Clients ahead of their own and AlphaClone’s. This Code of Ethics applies to all "Access Persons" (defined below). Access Persons must avoid activities, interests, and relationships that might interfere with making decisions in the best interests of AlphaClone’s Advisory Clients.

For purposes of this policy, the following words shall mean:

"Access Persons" means all employees, directors, officers, partners or members of AlphaClone, as the case may be, who (i) have access to nonpublic information regarding Advisory Clients' purchases or sales of securities, (ii) are involved in making securities recommendations to Advisory Clients or (iii) have access to nonpublic recommendations or portfolio holdings of Clients (iv) all of AlphaClone’s directors, officers, members and Advisory Representatives. Client services personnel who regularly communicate with Advisory Clients also may be deemed to be Access Persons.

"Advisory Client" means any person or entity for which AlphaClone serves as an investment adviser for, renders investment advice to or makes investment decisions for.

"Code" means this policy as supplemented by other policies and procedures contained in AlphaClone’s Compliance Manual.

"Reportable Securities" means all securities, as defined in Section 9.2 above, in which an Access Person has a beneficial interest.

AlphaClone has established the following restrictions in order to ensure its fiduciary responsibilities:

▪
AlphaClone emphasizes the unrestricted right of the Client to specify investment objectives, guidelines, and/or conditions on the overall management of their account. AlphaClone’s standard investment process begins with reviewing applicable state statutes, investment policy, and permitted investment language provided by the Client.

▪
Associated persons or their immediate family members shall not buy or sell securities for their personal portfolio(s) where their decision is derived in whole or in part, by reason of the associated person’s employment, unless the information is also available to the investing public on reasonable inquiry. No associated person of the Firm shall prefer his or her own interest to that of the advisory Client.

▪	AlphaClone and its associated persons generally may not purchase and sell securities being considered for, or held by Client accounts without pre-clearance by the Firm’s CCO.

▪	Moreover, if the security is a thinly traded security (with average daily volume below 100,000 shares per day) investment personnel may be subject to a blackout period from trading in such securities.

▪
AlphaClone or individuals associated with the Firm may buy or sell for their personal accounts investment products identical to those recommended to Clients. It is the expressed policy of AlphaClone that no person employed by the Firm may enter an order to purchase or sell any security prior to a transaction being implemented for an advisory account (in accordance with standard “front running” guidelines), and therefore, preventing such employees from benefiting from transactions placed on behalf of advisory accounts.

▪	AlphaClone and its employees generally may not participate in private placements or initial public offerings (IPOs) without pre-clearance from the Firm's Compliance Officer.

▪	The Firm requires that all individuals must act in accordance with all applicable federal and state regulations governing registered investment advisory practices.

▪	Records will be maintained of all securities bought or sold by the Firm, associated persons of the Firm, and related entities. The CCO will review these records on a regular basis.

▪	Any individual not in observance of the above may be subject to termination.

A.  Appendices to the Code. The Code shall be supplemented by the Compliance and Written Supervisory Procedures Manual in its entirety, specifically including, without limitation, those dealing with:

(i)	Fiduciary Duty.

(ii)	Trading

(iii)	Principal & Agency Cross Transactions;

(iv)	Personal Securities Transactions;

(v)	Insider Trading;

II.	OTHER DUTIES

A.
Confidentiality. Access Persons are prohibited from revealing information relating to the investment intentions, activities or portfolios of Advisory Clients except to persons whose responsibilities require knowledge of the information.

B.	Gifts and Entertainment. The following provisions on gifts apply to Access Persons:

1.
Accepting Gifts. On occasion, because of their position with AlphaClone, Access Persons may be offered or may receive without notice, gifts and entertainment from Clients, brokers, vendors or other persons. Acceptance of extraordinary or extravagant gifts and entertainment is prohibited. Any such gifts must be declined and returned in order to protect the reputation and integrity of AlphaClone. Gifts of nominal value (i.e., a gift whose reasonable value, alone or in the aggregate, is not more than $250 in any twelve month period), customary business meals, entertainment (e.g., sporting events), and promotional items (i.e., pens, mugs, T-shirts) may be accepted. All gifts received by an Access Person must be reported to AlphaClone’s CCO and the Firm’s third party compliance consultants on a quarterly basis, who will maintain a log of gifts received by Access Persons.

2.	Solicitation of gifts. Access Persons are prohibited from soliciting gifts of any size under any circumstances.

3.
Giving gifts. Access Persons may not give any gift with a value in excess of $250 (per year) to an Advisory Client or persons who do business with, regulate, advise or render professional services to AlphaClone.

C.
Company Opportunities. Access Persons may not take personal advantage of any opportunity properly belonging to any Advisory Client or AlphaClone. This includes, but is not limited to, acquiring Reportable Securities for one's own account that would otherwise be acquired for an Advisory Client.

D.
Political Contributions. SEC Rule 206(4)-5 prohibits AlphaClone from receiving advisory fees for providing advisory services to state and local government clients (including pension plans) for two years following contributions by the Firm or certain of its employees to certain candidates, elected officials, or Political Action Committees (“PACs”) (commonly referred to as Pay-to-Play Practices). However, all employees are permitted to make contributions of up to:

❑	$350, per election, to state and/or local government candidate or elected official for whom the employee is entitled to vote, and

❑	$150, per election, to a state and/or local government candidate or elected official for whom the employee is not entitled to vote, without triggering the two-year timeout.

Due to the restrictions put in place by the SEC’s rule, employees will be required to report all political contributions at least quarterly to the CCO and the Firm’s third party compliance consultants.

E.
Undue Influence. Access Persons shall not cause or attempt to cause any Advisory Client to purchase, sell or hold any security in a manner calculated to create any personal benefit to such Access Person. If an Access Person stands to materially benefit from an investment decision for an Advisory Client that the Access Person is recommending or participating in, the Access Person must disclose to those persons with authority to make investment decisions for the Advisory Client the full nature of the beneficial interest that the Access Person has in that security, any derivative security of that security or the security issuer, where the decision could create a material benefit to the Access Person or the appearance of impropriety. The person to whom the Access Person reports the interest, in consultation with the CCO, must determine whether or not the Access Person will be restricted in making investment decisions in respect of the subject security.

F.
Reporting, Review and Record Keeping. All violations of the Code must be reported promptly to the CCO. The CCO shall periodically review Access Persons' personal trading reports and otherwise take reasonable steps to monitor compliance with, and enforce, this Code of Ethics. The CCO shall maintain in AlphaClone's files (i) a current copy of the Code, (ii) records of violations and actions taken as a result of the violations, (iii) copies of all Access Persons' written acknowledgement of receipt of the Code, (iv) a copy of the initial holdings report and (vi) copies of the quarterly and annual compliance certificates required by the Code.

G.
Sanctions. If the CCO determines that an Access Person has committed a violation of the Code, the Company may impose sanctions and take other actions as it deems appropriate, including a letter of caution or warning, suspension of personal trading privileges, suspension or termination of employment, fine, civil referral to the SEC and, in certain cases, criminal referral. AlphaClone may also require the offending Access Person to reverse the trades in question, forfeit any profit or absorb any loss derived there from; and such forfeiture shall be disposed of in a manner that shall be determined by AlphaClone in its sole discretion. Failure to timely abide by directions to reverse a trade or forfeit profits may result in the imposition of additional sanctions.

H.
Exceptions. Exceptions to the Code will rarely, if ever, be granted. However, the CCO may grant an occasional exception on a case-by-case basis when the proposed conduct involves negligible opportunities for abuse. All exceptions shall be solicited and issued in writing. No reports shall be required under this Code for (i) transactions effected pursuant to an automatic investment plan and (ii) securities held in accounts over which the Access Person has no direct control.

I.
Compliance Certification. All Access Persons shall sign a certificate promptly upon becoming employed or otherwise associated with AlphaClone that evidences his or her receipt of this Code of Ethics and submit to AlphaClone a complete report of the Access Person's securities holdings. All Access Persons shall hold all personal brokerage accounts at an approved firm and submit to the CCO, no later than 30 days after the close of each quarter, in the form proscribed by AlphaClone for this purpose, a list of all personal transactions in Reportable Securities. Annually, all Access Persons will be required to certify compliance with AlphaClone’s Code of Ethics.